Exhibit B

CERAGON NETWORKS REPORTS SECOND QUARTER 2010 FINANCIAL RESULTS

Achieves record revenues, higher gross margins and improved operating margin

Paramus, New Jersey, July 26, 2010 – Ceragon Networks Ltd. (NASDAQ: CRNT), the provider of high-capacity, LTE/4G-ready wireless backhaul networks, today reported results for the second quarter which ended June 30, 2010.

Revenues for the second quarter of 2010 reached an all-time high of $60.9 million, up 44% from $42.2 million for the second quarter of 2009 and up 2% from $59.7 million in the first quarter of 2010.

Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the second quarter of 2010 was $2.6 million or $0.07 per basic share and diluted share, including a one-time expense of $1.15 million to acquire technology for further development. Net income in the second quarter of 2009 was $0.2 million, or $0.01 per basic and diluted share.

On a non-GAAP basis, net income for the first quarter, excluding $852,000 of equity-based compensation expenses and the $1.15 million one-time expense for technology, was $4.6 million, or $0.13 per basic and diluted share. Non-GAAP net income for the second quarter of 2009 was $1.04 million, or $0.03 per basic and diluted share (please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

Gross margin on a GAAP basis in the second quarter of 2010 was 35.3%. Gross margin on a non-GAAP basis was 35.4% of revenues.

Cash and cash investments at the end of the quarter were $94.9 million.

“We had an excellent second quarter with record revenues, higher gross margin, and improved operating margin,” said Ira Palti, President and CEO of Ceragon. “Global demand remains very strong.  Outside of India, where orders are being delayed pending a security-related process being implemented by the government, our book-to-bill was above one. We expect revenues in the third and fourth quarters to be similar to the second quarter.  For the full year, we continue to target revenue growth in the range of 30-35%, with profits growing at a higher rate than revenue.”

Supplemental revenue breakouts:

Geographical breakdown, first quarter of 2010:

EMEA:	25%
North America:	16%
Asia Pacific:	53%
Latin America:	6%

A conference call will follow, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (800) 230-1059 or international (612) 234-9959 at 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (800) 475-6701or international (320) 365-3844, Access Code 162768.

A replay of both the call and the webcast will be available through August 26, 2010.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network. Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contact:Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoell@ceragon.com

Ceragon Reports Second Quarter 2010 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30		Six months ended June 30,
	2010	2009	2010	2009

Revenues	$60,889	$42,246	$120,576	$86,148
Cost of revenues	39,420	28,555	78,731	57,386

Gross profit	21,469	13,691	41,845	28,762

Operating expenses:
Research and development	6,919	4,323	12,192	9,096
Selling and marketing	8,959	7,028	18,141	14,807
General and administrative	2,996	2,504	5,776	5,080

Total operating expenses	$18,874	$13,855	$36,109	$28,983

Operating profit (loss)	2,595	(164)	5,736	(221)
Financial income, net	276	468	510	822

Income before taxes	2,871	304	6,246	601

Taxes on income	273	71	625	153

Net Income	$2,598	$233	$5,621	$448

Basic net earnings per share	$0.07	$0.01	$0.16	$0.01

Diluted net earnings per share	$0.07	$0.01	$0.15	$0.01

Weighted average number of shares used in computing basic net earnings per share	34,881,532	34,247,005	34,686,410	34,523,460

Weighted average number of shares used in computing diluted net earnings per share	36,317,945	34,994,702	36,542,735	35,157,903

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Ceragon Reports Second Quarter 2010 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	June 30, 2010	December 31, 2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,231	$38,339
Short-term bank deposits	22,867	30,183
Marketable securities	16,356	16,724
Trade receivables, net	56,690	68,452
Deferred taxes	3,964	3,462
Other accounts receivable and prepaid expenses	7,724	7,492
Inventories	68,577	65,925

Total current assets	206,409	230,577

LONG-TERM INVESTMENTS:
Long-term bank deposits	9,220	10,824
Long-term marketable securities	16,223	2,250
Severance pay funds	5,049	4,971
Deferred taxes	8,899	8,942

Total long-term investments	$39,391	$26,987

PROPERTY AND EQUIPMENT, NET	14,574	11,809

Total assets	$260,374	$269,373

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	34,358	52,898
Deferred revenues	17,806	18,548
Other accounts payable and accrued expenses	9,874	9,847

Total current liabilities	$62,038	$81,293

LONG-TERM LIABILITIES
Accrued severance pay	$7,282	$7,174

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	94	92
Additional paid-in capital	296,573	291,736
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive income (loss)	(212)	100
Accumulated deficits	(85,310)	(90,931)

Total shareholders' equity	$191,054	$180,906

Total liabilities and shareholders' equity	$260,374	$269,373

Ceragon Reports Second Quarter 2010 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Cash flow from operating activities:
Net income	$2,598	$233	$5,621	$448
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	1,138	760	2,178	1,471
Stock-based compensation expense	852	805	1,823	1,594
Decrease in trade and other receivables, net	1,673	7,700	11,118	21,237
Decrease (increase) in inventory	5,172	(2,922)	(2,652)	(2,055)
Decrease in trade payables and accrued liabilities	(11,213)	(145)	(17,985)	(12,708)
Increase (decrease) in deferred revenues	(2,063)	(1,270)	(742)	165
Increase in deferred tax asset	(28)	-	(359)	-
Other adjustments	557	(95)	536	(233)
Net cash provided by (used in) operating activities	$(1,314)	$5,066	$(462)	$9,919

Cash flow from investing activities:
Purchase of property and equipment ,net	(2,577)	(1,287)	(5,471)	(3,774)
Investment in short and long-term bank deposit	(11,032)	(10,495)	(11,032)	(18,955)
Proceeds from short and long-term bank deposits	12,607	3,599	19,680	20,559
Investment in held-to-maturity marketable securities	(3,230)	-	(18,339)	(1,500)
Proceeds from maturities of held-to-maturity marketable securities	-	1,300	4,500	11,754
Net cash provided by (used in) investing activities	$(4,232)	$(6,883)	$(10,662)	$8,084

Cash flow from financing activities:
Proceeds from exercise of options	430	215	3,016	215
Purchase of treasury shares at cost	-	(1,618)	-	(8,040)

Net cash provided by (used in) financing activities	$430	$(1,403)	$3,016	$(7,825)

Increase (decrease) in cash and cash equivalents	$(5,116)	$(3,220)	$(8,108)	$10,178

Cash and cash equivalents at the beginning of the period	35,347	41,622	38,339	28,224

Cash and cash equivalents at the end of the period	$30,231	$38,402	$30,231	$38,402

Ceragon Reports Second Quarter 2010 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,
	2010			2009
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$60,889		$60,889	$42,246
Cost of revenues	39,420	(*) 72	39,348	28,494

Gross profit	21,469		21,541	13,752

Operating expenses:
Research and development	6,919	(*) 184	5,585	4,157
		(**) 1,150
Selling and marketing	8,959	(*) 352	8,607	6,706
General and administrative	2,996	(*) 244	2,752	2,248

Total operating expenses	$18,874		$16,944	$13,111

Operating profit	2,595		4,597	641
Financial income, net	276		276	468

Income before taxes	2,871		4,873	1,109

Taxes on income	273		273	71

Net income	$2,598		$4,600	$1,038

Basic net earnings per share	$0.07		$0.13	$0.03

Diluted net earnings per share	$0.07		$0.13	$0.03

Weighted average number of shares used in computing basic net earnings per share	34,881,532		34,881,532	34,247,005

Weighted average number of shares used in computing diluted net earnings per share	36,317,945		36,317,945	34,994,702

Total adjustments		2,002

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R) (**) Adjustment related to purchase of technology for further development

Ceragon Reports Second Quarter 2010 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30,
	2010			2009
	GAAP (as reported)	Adjustments(*)	Non-GAAP	Non-GAAP

Revenues	$120,576		$120,576	$86,148
Cost of revenues	78,731	(*) 138	78,593	57,262

Gross profit	41,845		41,983	28,886

Operating expenses:
Research and development	12,192	(*) 361	10,681	8,770
		(**) 1,150
Selling and marketing	18,141	(*) 614	17,527	14,179
General and administrative	5,776	(*) 710	5,066	4,564

Total operating expenses	$36,109		$33,274	$27,513

Operating profit	5,736		8,709	1,373
Financial income, net	510		510	822

Income before taxes	6,246		9,219	2,195

Taxes on income	625		625	153

Net Income	$5,621		$8,594	$2,042

Basic net earnings per share	$0.16		$0.25	$0.06

Diluted net earnings per share	$0.15		$0.24	$0.06

Weighted average number of shares used in computing basic net earnings per share	34,686,410		34,686,410	34,523,460

Weighted average number of shares used in computing diluted net earnings per share	36,542,735		36,542,735	35,157,903

Total adjustments		2,973

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R) (**) Adjustment related to purchase of technology for further development

Ceragon Reports Second Quarter 2010 Results

Contact:Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoell@ceragon.com